U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING
A.	Name of issuer or person filing (“Filer”):
Catlin Group Limited
B.	This is [check one]:
☑	an original filing for the Filer

☐	an amended filing for the Filer
C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Catlin Group Limited

Form type:	Form CB

File number (if known):	N.A.

Filed by:	Catlin Group Limited

Date filed (if filed concurrently, so indicate):	November 27, 2006 (concurrent with filing of Form CB)
D.	The Filer is incorporated or organized under the laws of

Bermuda
and has its principal place of business at:

Cumberland House, 6th Floor
1 Victoria Street, Hamilton HM11
Bermuda
Telephone: +441 296 0060

E.	The Filer designates and appoints Catlin Underwriting Agency U.S., Inc. (the “Agent”), located at:

Suite 2620
400 Poydras Street
New Orleans, Louisiana 70310
USA
Telephone: +1 504 304 2107
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in
     (a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and
     (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities described on Form CB as filed within the Commission on November 27, 2006, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
     F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to its Form CB filed concurrently with this Form. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
     G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates; and the transactions in such securities.

2

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, Country of England, this 27th day of November, 2006.

Filer:	CATLIN GROUP LIMITED

By:	/s/ Daniel Primer
	Name:	Daniel Primer
	Title:	General Counsel and Company Secretary

     This statement has been signed by the following person in the capacity and on the date indicated.
Catlin Underwriting Agency U.S., Inc.
as Agent for Service of Process for
Catlin Group Limited

By:	/s/ William P. Chauvin
	Name:	William P. Chauvin
	Title:	Senior Vice President of Finance

Date: November 27, 2006

CERTIFIED RESOLUTION OF A MEETING OF THE BOARD OF
DIRECTORS
CATLIN GROUP LIMITED
(the “Company”)
At a meeting of the Board of Directors of the Company held on 26 October 2006 at 8.00 a.m. at the offices of Debevoise & Plimpton LLP, 21 avenue George V, 75008, Paris, convened to consider the terms of a proposed offer (the “Offer”) to be made by the Company for the whole of the issued and to be issued ordinary share capital of Wellington Underwriting plc, the following resolution was duly passed:
10.	REGULATORY FILINGS
Without prejudice to the appointment of the Special Committee at minute 8 above IT WAS RESOLVED that Daniel Primer, Group Legal Counsel and Company Secretary of the Company, be authorised to approve the content and issue of any submission to regulatory authorities with regard to the Offer and to execute and deliver the same on behalf of the Company as may be required.
Certified this 23 day of November 2006

/s/ Debevoise & Plimpton LLP
Debevoise & Plimpton LLP